APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Flying Leap Vineyards, Inc.
Profit & Loss
January through December 2020

	Jan - Dec 21
Ordinary Income/Expense	
Income	1,658,902
Cost of Goods Sold	365,869
Gross Profit	1,293,033
Expense	1,653,982
Net Ordinary Income	-360,949
Other Income/Expense	
Other Income	
Gain (Loss) sale fixed asset	0
Total Other Income	105,072
Other Expense	
9999999 · Balancing Adjustments	0
Total Other Expense	0
Net Other Income	105,072
Net Income	**-255,877**

Flying Leap Vineyards, Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
60000	383
100000	104,256
100001 ·	118,331
100100 · Petty Cash	607
10950 · Cash in Drawer	9,083
Total Checking/Savings	232,660
Accounts Receivable	
110010 · Accounts Receivable	18,540
Total Accounts Receivable	18,540
Other Current Assets	
100002 · Current Asset Paid by CC	43,592
1000020 · Other Current Asset	4,126
100040 · Rent Security Deposits	13,788
120000 · Inventory	
120100 · Canelo Hills Inventory	
120200 · Finished Bottles	
120205 · 2011 CH Albarino	21
120240 · 2009 CH Syrah	10
120250 · 2009 CH Nebbiolo	10
120200 · Finished Bottles - Other	70
Total 120200 · Finished Bottles	111
120100 · Canelo Hills Inventory - Other	10,314
Total 120100 · Canelo Hills Inventory	10,425
121000 · Wine (Purchased Grapes)	
121100 · 2011 Wine	43
Total 121000 · Wine (Purchased Grapes)	43
122000 · Finished Wine Purchased Grapes	9,308
123000 · Wine (Estate Grapes) (WIP)	
123500 · 2017 Wine (WIP)	50
123600 · 2018 Wine (WIP)	2,763
123700 · 2019 Wine (WIP)	256
123000 · Wine (Estate Grapes) (WIP) - Other	423,683
Total 123000 · Wine (Estate Grapes) (WIP)	426,752
1230000 · Spirits (WIP)	
1231000 · Spirits (WIP)	
1231105 · 2017 Spirits (WIP)	105
Total 1231000 · Spirits (WIP)	105
1230000 · Spirits (WIP) - Other	319,835
Total 1230000 · Spirits (WIP)	319,940
124000 · Finished Estate Wines	
124300 · 2015 Finished Estate Wines	350
124400 · 2016 Finished Estate Wines	7,433
124500 · 2017 Finished Estate Wines	9,224

Flying Leap Vineyards, Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
124000 · Finished Estate Wines - Other	75,157
Total 124000 · Finished Estate Wines	92,163
1240000 · Spirits (Finished Bottles)	29,270
127000 · Wine For Tasting	46
128000 · Merchandise Inventory	
128100 · Long Stem Wine Glasses	84
128400 · Food Items	730
128000 · Merchandise Inventory - Other	27,926
Total 128000 · Merchandise Inventory	28,741
120000 · Inventory - Other	-413
Total 120000 · Inventory	916,277
1200000 · AZ Rub Inventory	
1200100 · Rub Products	108,321
1200400 · BBQ Sauces	753
1200900 · Other Inventory	1,595
1200000 · AZ Rub Inventory - Other	11,610
Total 1200000 · AZ Rub Inventory	122,279
12100 · Inventory Asset	-3,251
Total Other Current Assets	1,096,811
Total Current Assets	1,348,011
Fixed Assets	
110000 · Land	
110100 · 1st 20 Acres (Land)	158,377
110200 · 2nd 40 Acres (Land)	241,876
110300 · Sonoita Winery Property (Land)	150,655
110400 · 3rd 20 Acres (Land)	35,123
110500 · Elgin Additional 10 Acres	142,543
Total 110000 · Land	728,574
111000 · Distillery Equipment	
111001 · Carl Still	228,016
111002 · Carl Still 2	158,710
111010 · Boiler	74,562
111020 · Chiller	62,849
111030 · Distillery Equipment 2016	105,298
111035 · Distillery Equipment 2017	33,819
111040 · Distillery Equipment 2018	5,307
111045 · Distillery Equipment 2019	23,101
111050 · Distillery Equipment 2020	2,999
Total 111000 · Distillery Equipment	694,660
112000 · Phase 2 Expansion	21,049
115000 · Buildings	
115100 · Barn (Willcox Vineyard)	4,498
115200 · Sonoita Winery	165,000
115300 · Distillery	1,063,007
115305 · 2017 Distillery Improvements	104,984
115310 · 2018 Distillery Improvements	55,251

Flying Leap Vineyards, Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
115311 · 2019 Distillery Improvements	185,232
115312 · 2020 Distillery Improvements	107,106
115400 · Barn2 (Willcox)	27,409
115500 · Wine Prod Storage (2020-2021)	53,109
Total 115000 · Buildings	1,765,595
130000 · Grape Vines	
130100 · Grape Vines (2011)	49,039
130200 · Grape Vines (2012)	39,758
130300 · Grape Vines (2013)	8,027
130400 · Grape Vines (2014)	7,848
130500 · Grape Vines (2015)	1,546
130600 · Grape Vines (2016)	63,522
130700 · Grape Vines (2018)	582
Total 130000 · Grape Vines	170,321
140000 · Land Improvements	
140100 · Land Improve 1st 20 Acres	8,550
140200 · Land Improve 2nd 40 Acres	24,500
Total 140000 · Land Improvements	33,050
145000 · Landscaping	
145100 · Landscaping 2011	2,273
145105 · Landscaping 2018	5,058
Total 145000 · Landscaping	7,331
150000 · Farming Equipment	
Fence First 20 Acres Discounts	0
150100 · John Deere Tractor	48,808
150105 · John Deere Small Tractor	13,000
150110 · John Deere Gator 6x4 (2020)	18,000
150200 · Tango Trailer	18,487
150300 · Well Cost	36,165
150301 · Well #2 Willcox	110,219
150400 · Fence First 20 Acres	40,852
150500 · Irrigation System 1st 10 Acres	37,647
150510 · Irrigation System 2nd 5 Acres	19,183
150600 · Trellising First 10 Acres	67,855
150650 · Trellising Second 5 Acres	37,071
150660 · Trellising & Irrigation Block 3	188,864
150700 · Pump House & Tool Shed	5,653
150800 · Rhino Post Pounder	3,603
150900 · Arctic Cat UTV	3,800
150905 · Quad Number 2	3,500
151000 · Disk Harrow	871
151100 · 100 Gallon Sprayer	2,308
151200 · 1600 UT Quad Trailer	1,850
151300 · Solar Array	12,650
151400 · Infaco Tools	5,153
151500 · 2-Man Auger	1,480

Flying Leap Vineyards, Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
151600 · Trellis Improvements	24,596
151601 · Trellis Improvements (2018)	10,384
151700 · Wind Machine (2013)	32,294
151705 · Wind Machine (2014)	33,170
151800 · Fence - Sonoita Property	11,000
151900 · Well & Irrigation - Sonoita	31,650
152000 · Sonoita Vineyard	68,250
152100 · Spray Rig (Air Blast Sprayer)	8,538
152200 · Bird Gard	2,656
152300 · Bobcat Post Pounder	9,754
152400 · HD Trailer	7,776
Total 150000 · Farming Equipment	917,087
160000 · Other Equipment	
161000 · Barrels - Cost	
161100 · 2012 Oak Barrels	3,435
161105 · 2013 Oak Barrels	9,954
161110 · 2014 Oak Barrels	33,167
161120 · 2015 Oak Barrels	31,192
161125 · 2016 Oak Barrels	17,778
161130 · 2017 Oak Barrels	57,699
161135 · 2018 Oak Barrels	35,657
161140 · 2019 Oak Barrels	26,030
161145 · 2020 Oak Barrels	64,953
Total 161000 · Barrels - Cost	279,863
162000 · Dodge 3/4 Truck	22,830
162005 · 1/4 Truck	4,000
162010 · 2017 Ford Transit Van	38,017
162015 · 2018 Ford Connect	30,654
163000 · Furniture and Fixtures	
163100 · Willcox Tasting Room	3,362
Total 163000 · Furniture and Fixtures	3,362
164000 · Winery Equipment - Sonoita	72,445
164100 · SS Tanks (2013)	5,913
164105 · SS Tanks (2014)	12,959
164200 · MacroBins (2013)	4,039
164205 · Macro Bins (2014)	1,522
164300 · Plate Frame Filter	3,750
164400 · Winery Equipment - 2015	5,265
164500 · Winery Equipment - 2016	8,441
164600 · Winery Equipment - 2017	29,061
164700 · Winery Equipment - 2018	78,324
164705 · Winery Equipment - 2019	101,812
164710 · 2020 Winery Equipment	25,918
164715 · Optima XE Steamer (2020)	10,898
164720 · Pneumatic Punch Down (2020)	6,820
164725 · Hotsy Pressure Washer (2020)	3,289

Flying Leap Vineyards, Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
164730 · Manure Spreader 25(G) (2020)	2,501
164735 · Wine VA Removal System (2020)	40,257
169000 · POS	9,613
169100 · POS (2017)	3,679
169105 · POS (2018)	7,994
Total 160000 · Other Equipment	813,228
190000 · Accumulated Depreciation	
190500 · Buildings (39- Year) A/D	-128,547
191000 · Grape Vines (20-Year) A/D	-53,084
192000 · Land Improvements A/D	
192200 · 20-Year Property	-8,116
192000 · Land Improvements A/D - Other	-428
Total 192000 · Land Improvements A/D	-8,544
193000 · Landscaping A/D	
193100 · 25-Year Property	-1,017
Total 193000 · Landscaping A/D	-1,017
194000 · Farming Equipment A/D	
194100 · 25-Year Property	-5,809
194200 · 20-Year Property	-160,414
194300 · 15-Year Property	-113,820
194400 · 10-Year Property	-190,451
194500 · 7-Year Property	-15,998
Total 194000 · Farming Equipment A/D	-486,492
196000 · Other Equipment A/D	
196050 · 3 Year Property	-16,336
196100 · 5-Year Property	-250,820
196200 · 10 Yr Property	-71,760
Total 196000 · Other Equipment A/D	-338,916
190000 · Accumulated Depreciation - Other	-279,771
Total 190000 · Accumulated Depreciation	-1,296,371
Total Fixed Assets	3,854,525
Other Assets	
Accumulated Amortization	-20,525
170000 · AZ Rub - Goodwill	61,576
Total Other Assets	41,051
TOTAL ASSETS	**5,243,588**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200000 · Accounts Payable	0
Total Accounts Payable	0
Credit Cards	
100200 · GWB LOC	350,000
100400 · GWB Credit Card	
8513 Master	-10,527

Flying Leap Vineyards, Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
100400 · GWB Credit Card - Other	30,750
Total 100400 · GWB Credit Card	20,223
Total Credit Cards	370,223
Other Current Liabilities	
25200 · Gift Certificates Outstanding	-1
25300 · Gift Cards Outstanding	330
25400 · Unearned Revenue	105,981
Total Other Current Liabilities	106,310
Total Current Liabilities	476,533
Long Term Liabilities	
250000 · GWB Mega Loan	2,367,588
251035 · EIDL (Q2 2020)	499,900
252000 · Commercial Loan	338,583
253005 · 2017 Transit Van	17,568
253010 · 2018 Ford Connect	18,910
254000 · Elgin Additional 10 Acres Loan	84,391
Total Long Term Liabilities	3,326,941
Total Liabilities	3,803,474
Equity	
11100 · Stock Purchase Buy Back	-16,000
310000 · Shareholder Capital Accounts	
310100	611,800
310200	407,800
310300	35,000
310400	88,750
310500	77,500
310600	94,000
310700	37,500
310800	31,500
310900	11,500
311000	2,500
311100	12,500
311200	40,000
311500	56,000
311600	202,000
311700	111,250
311800	53,500
311900	46,000
312000	44,000
312100	36,000
312200	140,000
312300	30,000
312400	20,000
312500	50,000
312600	40,000
312700	10,000

Flying Leap Vineyards, Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
312800	10,000
312900	49,000
313000	37,000
313100	100,000
313200	36,000
313300	32,000
313400	66,000
313500	36,000
313600	25,000
313700	20,000
313800	53,500
313900	10,000
314000	10,000
314100	30,000
314200	25,000
314300	80,000
314400	60,000
314500	20,000
314600	40,000
314700	20,000
314750	20,000
314800	40,000
314900	156,000
315000	40,000
315100	40,000
Total 310000 · Shareholder Capital Accounts	3,344,600
32000 · Retained Earnings	-1,632,610
Net Income	-255,877
Total Equity	1,440,113
TOTAL LIABILITIES & EQUITY	**5,243,588**

Flying Leap Vineyards, Inc.
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-255,877
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Net cash provided by Operating Activities	-47,288
INVESTING ACTIVITIES	-366,143
FINANCING ACTIVITIES	644,615
Net cash increase for period	231,184
Cash at beginning of period	1,476
Cash at end of period	**232,660**

Flying Leap Vineyards, Inc.
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	2,035,250
Cost of Goods Sold	699,184
Gross Profit	1,336,066
Expense	1,675,766
Net Ordinary Income	-339,700
Other Income/Expense	
Other Income	
Gain (Loss) sale fixed asset	500
Total Other Income	500
Other Expense	
9999999 · Balancing Adjustments	-404
Total Other Expense	-404
Net Other Income	904
Net Income	**-338,796**

Flying Leap Vineyards, Inc.
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
60000	383
100001 ·	9,117
100003 ·	350,000
100100 · Petty Cash	607
10950 · Cash in Drawer	3,663
Total Checking/Savings	363,770
Accounts Receivable	-10,569
Other Current Assets	1,021,017
Total Current Assets	1,374,218
Fixed Assets	4,408,385
Other Assets	41,051
TOTAL ASSETS	**5,823,654**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-2,479
Credit Cards	285,518
Other Current Liabilities	
25200 · Gift Certificates Outstanding	-1
25300 · Gift Cards Outstanding	330
25400 · Unearned Revenue	135,477
Total Other Current Liabilities	135,806
Total Current Liabilities	418,845
Long Term Liabilities	4,176,697
Total Liabilities	4,595,542
Equity	1,228,126
TOTAL LIABILITIES & EQUITY	**5,823,668**

Flying Leap Vineyards, Inc.
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-230,057
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Net cash provided by Operating Activities	-230,057
INVESTING ACTIVITIES	-553,859
FINANCING ACTIVITIES	993,756
Net cash increase for period	209,840
Cash at beginning of period	230,169
Cash at end of period	**440,009**

I, Mark Walter Beres, certify that:

1. The financial statements of Flying Leap Vineyards, Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Flying Leap Vineyards, Inc. included in this Form reflects accurately the information reported on the tax return for Flying Leap Vineyards, Inc. for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Mark Walter Beres*

Name: Mark Walter Beres

Title: President & CEO